Exhibit 99(d)(2)

WELSH, CARSON, ANDERSON & STOWE X, L.P.
320 Park Avenue, Suite 2500
New York, New York 10022-6815

January 7, 2007

UNCN Holdings, Inc.
c/o Welsh, Carson, Anderson & Stowe
320 Park Avenue, Suite 2500
New York, New York 10022-6815

Re:          Equity Commitment Letter

Ladies and Gentlemen:

Reference is hereby made to the Agreement and Plan of Merger, dated as of the date hereof (as it may be amended, supplemented or modified from time to time, the “Merger Agreement”), by and among UNCN Holdings, Inc., a Delaware corporation (“Parent”), UNCN Acquisition Corp., a Delaware corporation (“Acquisition”), and United Surgical Partners International, Inc., a Delaware corporation (the “Company”).  Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Merger Agreement.

                                Welsh, Carson, Anderson & Stowe X, L.P. (“WCAS”) hereby commits to Parent that, at the Effective Time, subject to the satisfaction or waiver of each of the conditions precedent set forth in Sections 6.1 and 6.2 of the Merger Agreement (other than any conditions that by their terms are to be satisfied at Closing), WCAS shall purchase equity securities of Parent for an aggregate purchase price of $650.0 million in cash; provided, that if any portion of such equity financing is actually provided by co-investors of WCAS and remains available at the Effective Time for contribution to Acquisition as provided in the next sentence, the amount of equity securities that WCAS shall be required to purchase hereunder at the Effective Time shall be reduced dollar for dollar by the aggregate amount of such co-investment.  The proceeds of such purchase will be contributed by Parent to Acquisition in exchange for common equity of Acquisition and used by Acquisition to provide a portion of the funds needed to consummate the Merger, to repay certain of the existing indebtedness of the Company and its subsidiaries and to pay transaction expenses in connection with the Merger and the transactions related thereto.  WCAS’s commitment and other obligations under this letter agreement will terminate upon the termination of the Merger Agreement.

At the Closing, Parent shall cause the Surviving Corporation to reimburse WCAS and its affiliates for (or pay on their behalf) all of the out-of-pocket fees and expenses incurred by them in connection with the transactions contemplated by the Merger Agreement and this letter agreement, including, without limitation, the fees and expenses of their legal, accounting, financial and other advisors.

Notwithstanding anything that may be expressed or implied in this letter agreement, Parent covenants, agrees and acknowledges that no Person other than WCAS and its successors and permitted assigns shall have any obligation hereunder and that, notwithstanding that WCAS and its successors and permitted assigns may be partnerships or limited liability companies, no recourse under or relating to this letter agreement shall be sought or had hereunder against any past, current or future officer, agent or employee of WCAS or any of its successors or permitted assigns, against any past, current or future general or limited partner of WCAS or any of its successors or permitted assigns or against any past, current or future director, officer, employee, general or limited partner, member, affiliate, successor or assignee of any of the foregoing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged by Parent that no personal liability whatsoever shall attach to, be sought against or imposed on or otherwise be incurred by any past, current or future officer, agent or employee of WCAS or any of its successors or permitted assigns or any past, current or future general or limited partner of WCAS or any of its successors or permitted assigns or any past, current or future director, officer, employee, general or limited partner, member, affiliate, successor or assignee of any of the foregoing, for any obligations of WCAS or any of its successors or permitted assigns under or relating to this letter agreement or any documents or instruments delivered in connection herewith or for any claim relating to, based on, in respect of or by reason of such obligations or their creation.

Each of WCAS and Parent covenants, agrees and acknowledges that: (i) this letter agreement may be executed in two or more counterparts (and may be delivered by facsimile), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument; (ii) this letter agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; (iii) except for Parent’s obligations in the third paragraph of this letter agreement to WCAS Management Corporation and WCAS’ affiliates, nothing express or implied is intended to or shall confer upon any other Person any other right, benefit or remedy of any nature whatsoever relating to, under or by reason of this letter agreement; (iv) this letter agreement and all claims arising hereunder or relating hereto shall be governed by and construed and enforced in accordance with the Laws of the State of New York, without giving effect to any principles of conflicts of Laws thereof that would cause the application of the Laws of any other jurisdiction; (v) any claim arising under or relating to this letter agreement shall be brought exclusively in the state or federal courts sitting in New York County, New York, and such courts are agreed to be a convenient forum for such claims; (vi) this letter agreement, together with the Merger Agreement and the other agreements executed in connection with the Merger Agreement on the date hereof, sets forth the entire agreement and understanding of the parties with respect to the subject matter hereof and supercedes all prior written and oral agreements and understandings with respect thereto, and no party is relying upon any other agreement, discussion, negotiation, proposal, undertaking or understanding except as expressly set forth herein or therein; (vii) this letter agreement may not be amended or modified in any way except by a writing signed by all of the parties hereto; and (viii) this letter agreement is validly entered into by the parties hereto, acting through their duly authorized signatories, and shall be binding upon the parties (and their respective successors and assigns) according to its terms.

Very truly yours,

WELSH, CARSON, ANDERSON &
STOWE X, L.P.

By	WCAS X Associates LLC,
General Partner

By	/s/ D. Scott Mackesy
Managing Member

Welsh, Carson, Anderson & Stowe X, L.P.
Equity Commitment Letter Accepted and Agreed to By:

UNCN HOLDINGS, INC.

By	/s/ D. Scott Mackesy
Name:
Title:

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